EXHIBIT 12

ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)

	Three Months Ended April 2, 2011
		FISCAL YEAR
		2010	2009	2008	2007	2006
EARNINGS
Earnings before income taxes	$295,566	$1,208,803	$1,057,393	$580,768	$710,276	$706,063

Plus fixed charges:
Interest expense (1)	17,567	67,372	45,603	72,554	72,258	48,461
Rent interest factor (2)	3,028	12,113	11,183	9,527	9,144	8,190
TOTAL FIXED CHARGES	20,595	79,485	56,786	82,081	81,402	56,651

EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$316,161	$1,288,288	$1,114,179	$662,849	$791,678	$762,714

RATIO OF EARNINGS TO FIXED CHARGES	15.4	16.2	19.6	8.1	9.7	13.5

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.
(2)	Approximately one-third of rental expense is deemed representative of the interest factor.